Exhibit 99.1

Aurinia Resolves Temporary Non-Compliance with Nasdaq’s Audit Committee Composition Rule

VICTORIA, British Columbia--(BUSINESS WIRE)--July 12, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) today announced the receipt of a letter from The NASDAQ Stock Market LLC, regarding the Company’s recent temporary failure to comply with the Nasdaq’s audit committee composition requirement under Rule 5605(c)(2)(A), which requires among other things, that each member of a company’s audit committee meet the criteria for independence set forth Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended. On May 8, 2017, the Board of Directors mistakenly appointed the Company’s Chief Executive Officer, Dr. Richard Glickman, to the audit committee in response to the resignation of a Board member from the Board of Directors. Pursuant to Canadian securities laws, there is an exemption from the independence requirements for the composition of a company’s audit committee in response to a resignation of one of the members of the audit committee. However, as Dr. Glickman is an executive officer he does not meet the criteria for independence set forth in Rule 10A-3(b)(1), and is not eligible to sit on the audit committee under NASDAQ rules. As a result, for a period of 44 days the Company was not in compliance with NASDAQ Rule 5605(c)(2)(A).

On June 21, 2017, following the Company’s Annual General Meeting of Shareholders and prior to being contacted by The NASDAQ Stock Market LLC, the Board of Directors reconstituted the audit committee, so that Dr. Glickman was no longer a member of the audit committee and therefore the Company regained compliance with NASDAQ Rule 5605(c)(2)(A). The Company has been advised by The NASDAQ Stock Market LLC, that it considers this matter closed.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

CONTACT:
Investor Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Vice President, Public Affairs
ceconomides@auriniapharma.com